UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-D

ASSET-BACKED ISSUER
Distribution Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the monthly distribution period from November 1, 2006 to November 30, 2006

Commission File Number of issuing entity: 333-131211-16

RAAC Series 2006-SP4 Trust
(Exact name of issuing entity as specified in its charter)

Commission File Number of depositor: 333-131211

Residential Asset Mortgage Products, Inc.
(Exact name of depositor as specified in its charter)

Residential Funding Company, LLC
(Exact name of sponsor as specified in its charter)

New York	None
(State or other jurisdiction of incorporation or organization of the issuing entity)	(I.R.S. Employer Identification No.)
c/o Residential Funding Company, LLC, as Master Servicer 8400 Normandale Lake Boulevard Minneapolis, Minnesota 55437	55437
(Address of principal executive offices of issuing entity)	(Zip Code)

(952) 857-7000
(Telephone number, including area code)

N/A
(Former name, former address, if changed since last report)

Title of Class	Registered/reported pursuant to (check one) Section 12(b)	Section 12(g)	Section 15(d)	Name of exchange (If Section 12(b))
Mortgage Asset-Backed Pass-Through Certificates, Series 2006-SP4, in the classes specified herein	[___]	[___]	[X]	_______________

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes X No __

1375624 06143241
OHS West:260148022.1

PART I – DISTRIBUTION INFORMATION

ITEM 1 – Distribution and Pool Performance Information.

The response to Item 1 is set forth in part herein and in part in Exhibit 99.1.

Introductory and explanatory information regarding the material terms, parties and distributions described in Exhibit 99.1 is included in the Prospectus Supplement relating to the Mortgage Asset-Backed Pass-Through Certificates, Series 2006-SP4 (the "Certificates"), dated December 6, 2006, and related Prospectus dated December 4, 2006 (collectively, the "Prospectus"), of the RAAC Series 2006-SP4 Trust (the "Issuing Entity") filed with the Securities and Exchange Commission pursuant to Rule 424(b)(5) under the Securities Act of 1933. The following classes of Certificates were offered under the Prospectus: Class A-1, Class A-2, Class A-3, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6.

PART II – OTHER INFORMATION

ITEM 2 – Legal Proceedings

Nothing to report.

ITEM 3 – Sales of Securities and Use of Proceeds.

On the closing date of the issuance of the Certificates, the Class SB Certificates were sold to qualified institutional buyers in a transaction exempt from registration under the Securities Act of 1933 (the "Act") pursuant to Rule 144A under the Act.

ITEM 4 – Defaults Upon Senior Securities.

Nothing to report.

ITEM 5 – Submission of Matters to a Vote of Security Holders.

Nothing to report.

ITEM 6 – Significant Obligors of Pool Assets.

Inapplicable.

ITEM 7 – Significant Enhancement Provider Information.

Nothing to report.

1375624 06143241
OHS West:260148022.1

ITEM 8 – Other Information.

Nothing to report.

ITEM 9 – Exhibits

     (a)   Documents filed as part of this report.

Exhibit 99.1   December 2006 Monthly Statement to Certificateholders.

     (b)   Exhibits required by Form 10-D and Item 601 of Regulation S-K.

Exhibit 10.1   Pooling and Servicing Agreement, dated as of November 1, 2006, among Residential Asset Mortgage Products, Inc., as depositor, Residential Funding Company, LLC, as master servicer, and U.S. Bank National Association, as trustee (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on December 21, 2006).

Exhibit 10.2   Assignment and Assumption Agreement, dated as of December 8, 2006, between Residential Asset Mortgage Products, Inc. and Residential Funding Company, LLC (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on December 21, 2006).

Exhibit 10.3   Confirmation, dated as of December 5, 2006, between HSBC Bank USA, National Association and U.S. Bank National Association, as trustee on behalf of the RAAC Series 2006-SP4 Trust (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on December 21, 2006).

Exhibit 10.4   Confirmation, dated as of December 5, 2006, between HSBC Bank USA, National Association and U.S. Bank National Association, as trustee on behalf of the RAAC Series 2006-SP4 Trust (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on December 21, 2006).

Exhibit 10.5   Credit Support Annex, dated as of December 8, 2006, between HSBC Bank USA, N.A. and U.S. Bank National Association, as Supplemental Interest Trust Trustee on behalf of the RAAC Series 2006-SP4 Supplemental Interest Trust (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on December 21, 2006).

Exhibit 99.1   December 2006 Monthly Statement to Certificateholders.

1375624 06143241
OHS West:260148022.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: December 26, 2006

RAAC Series 2006-SP4 Trust
(Issuing entity)

By: Residential Funding Company, LLC,
as Master Servicer

By: /s/ Darsi Meyer
Name: Darsi Meyer
Title: Director

EXHIBIT 99.1 -- MONTHLY STATEMENT TO CERTIFICATEHOLDERS